July 3, 2024

Mark Dmytruk
Chief Financial Officer
Ginkgo Bioworks Holdings, Inc.
27 Drydock Avenue
8th Floor
Boston, MA 02210

       Re: Ginkgo Bioworks Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-40097
Dear Mark Dmytruk:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences